

March 27, 2023

Chantelle Breithaupt
Chief Financial Officer
Aspen Technology, Inc.
20 Crosby Drive
Bedford, Massachusetts 01730

      Re: Aspen Technology, Inc.
          Form 10-KT for the Transition Period from October 1, 2021 to June 30, 2022
          Form 10-Q for the Quarterly Periods Ended December 31, 2022
          Response dated March 9, 2023
          File No. 001-41400

Dear Chantelle Breithaupt:

     We have reviewed your March 9, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2023 letter.

Form 10-Q for the Quarterly Periods Ended December 31, 202

Management's Discussion and Analysis of Financial Condition and Results of Operations
Annual Contract Value, page 21

1.   We note your response to our prior comment two. However, in your disclosure you state that "For term license agreements that contain professional services or other products and services, we have included in ACV the portion of the invoice allocable to the term license under Topic 606 rather than the portion of the invoice attributed to the license in the agreement." As such, you appear to be comingling metric data with GAAP accounting. Please explain why you believe comingling metric data with GAAP adjustments is appropriate. In other words, tell us why this measure continues to be a metric given the GAAP adjustments. Refer to guidance in Reg 10(e) of Regulation S-K.

You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert Littepage, Accounting Branch Chief, at 202-551-3361 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology